UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARMSTRONG WORLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

Armor TPG Holdings LLC

(Names of Filing Persons (Offeror))

TPG Partners V, L.P.

TPG FOF V-A, L.P.

TPG FOF V-B, L.P

TPG Partners VI, L.P.

TPG FOF VI SPV, L.P.

TPG Advisors V, Inc.

TPG Advisors VI, Inc.

(Names of Filing Persons (Other Persons))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04247X102

(CUSIP Number of Class of Securities)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$98,965,709.85	$5,522.29

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 4,435,935 shares of common stock, $0.01 par value per share, of Armstrong World Industries, Inc. and (ii) the tender offer price of $22.31 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,522.29	Filing Party: Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.

Form or Registration No.: Schedule TO	Date Filed: September 3, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on September 16, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on September 3, 2009 (the “Schedule TO”), and relates to the offer by Armor TPG Holdings LLC, a Delaware limited liability company (“Purchaser”) to purchase 4,435,935 shares of common stock, par value $0.01 per share (the “Shares”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI”), at a price of $22.31 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is wholly-owned by TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P. and TPG FOF VI SPV, L.P. (collectively the “TPG Funds”). TPG Advisors V, Inc. is the general partner of TPG GenPar, L.P., which is the general partner of TPG Partners V, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. TPG Advisors VI, Inc. is the general partner of TPG FOF SPV, L.P. and TPG GenPar VI, L.P., which is the general partner of TPG Partners VI, L.P.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1-11.

The Offer to Purchase is hereby amended by:

Replacing the first and second sentences under the fifth section of the Summary Term Sheet entitled “If you prorate, when will I know how many shares will actually be purchased?” in their entirety as follows:

“If proration of the tendered shares is required, we do not expect to announce the final results of proration or pay for any shares until up to three New York Stock Exchange (“NYSE”) trading days after the expiration of the offer. Preliminary results of proration will be announced by press release promptly.”

Replacing the second and third sentences of the second paragraph of Section 1 entitled “Terms of the Offer; Proration” in their entirety as follows:

“If proration of the tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, we do not expect to announce the final results of proration or pay for any shares until up to three NYSE trading days after the Expiration Time. Preliminary results of proration will be announced by press release promptly.”

Adding at the end of the fourth paragraph and deleting from the seventh paragraph of Section 1 entitled “Terms of the Offer; Proration”:

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which we may choose to make any public announcement, we will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2009

Armor TPG Holdings LLC

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Advisors V, Inc.

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Partners V, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG FOF V-A, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG FOF V-B, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Advisors VI, Inc.

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Partners VI, L.P. By: TPG GenPar VI, L.P., its general partner By: TPG Advisors VI, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG FOF VI SPV, L.P. By: TPG Advisors VI, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

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